Filed Pursuant to Rule 424B5

Registration No. 333-81334
PROSPECTUS SUPPLEMENT
(To Prospectus dated April 25, 2002)

7,000,000 Shares

Amkor Technology, Inc.

Common Stock

$19.00 per share

          We are selling 7,000,000 shares of our common stock. We have granted the underwriters an option to purchase up to 1,050,000 additional shares of common stock to cover over-allotments.

      Our common stock is quoted on the Nasdaq National Market under the symbol “AMKR.” The last reported sale price of our common stock on the Nasdaq National Market on November 5, 2003, was $19.67 per share.

       Investing in our common stock involves risks. See “Risk Factors” on page S-10 and the documents referenced in that section.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$19.000	$133,000,000
Underwriting Discount	$0.855	$5,985,000
Proceeds to Amkor (before expenses)	$18.145	$127,015,000

      The underwriters expect to deliver the shares to purchasers on or about November 12, 2003.

Sole Book-Running Manager and Joint Lead Manager

Citigroup

Joint Lead Managers

Deutsche Bank Securities	JPMorgan

Bear, Stearns & Co. Inc.

November 5, 2003

      This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common stock and also adds to and updates information contained in the related prospectus and the documents incorporated by reference into the related prospectus. The second part is the related prospectus, which contains more general information, some of which may not apply to this offering. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the related prospectus or any document incorporated by reference therein, on the other hand, you should rely on the information in this prospectus supplement.

      You should rely only on the information contained, or incorporated by reference, in this prospectus supplement and the related prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the related prospectus is accurate as of any date other than the date on the front of this prospectus supplement or the related prospectus, as the case may be.

Prospectus Supplement

i

PROSPECTUS SUPPLEMENT SUMMARY

      This summary highlights selected information about us and this offering. This summary is not complete and may not contain all the information that may be important to you. You should read the entire prospectus supplement, the related prospectus and the documents we incorporate by reference before making an investment decision. In this prospectus supplement, unless otherwise noted, “we,” “our,” “us,” and “Amkor” refer to Amkor Technology, Inc. and its consolidated subsidiaries. Unless otherwise indicated, this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.

Amkor Technology, Inc.

      We are one of the world’s largest subcontractors of semiconductor packaging and test services. The company has built a leading position by:

•	Providing a broad portfolio of packaging and test technologies and services;

•	Maintaining a leading role in the design and development of new package and test technologies;

•	Cultivating long-standing relationships with customers, including many of the world’s leading semiconductor companies;

•	Developing expertise in high-volume manufacturing; and

•	Diversifying our operational scope by establishing production capabilities in China, Japan and Taiwan, in addition to long-standing capabilities in Korea and the Philippines.

      The semiconductors that we package and test for our customers ultimately become components in electronic systems used in communications, computing, consumer, industrial, automotive and military applications. Our customers include, among others, Atmel Corporation, Intel Corporation, International Business Machines Corp., LSI Logic Corporation, Mediatek Inc., Motorola, Inc., Philips Electronics, RF Microdevices, Inc., Sony Corporation, STMicroelectronics NV, Texas Instruments, Inc., Toshiba Corporation and Xilinx, Inc. The outsourced semiconductor packaging and test market is very competitive. We also compete with the internal semiconductor packaging and test capabilities of many of our customers.

      Packaging and test are an integral part of the semiconductor manufacturing process. Semiconductor manufacturing begins with silicon wafers and involves the fabrication of electronic circuitry into complex patterns, thus creating individual chips on the wafers. The packaging process creates an electrical interconnect between the semiconductor chip and the system board. In packaging, the fabricated semiconductor wafers are cut into individual chips which are then attached to a substrate and encased in a protective material to provide optimal electrical and thermal performance. Increasingly, packages are custom designed for specific chips and specific end-market applications. The packaged chips are then tested using sophisticated equipment to ensure that each packaged chip meets its design specifications.

      We historically marketed the output of fabricated semiconductor wafers provided by a wafer fabrication foundry owned and operated by Anam Semiconductor, Inc. (ASI). We sold our wafer fabrication services business to ASI on February 28, 2003, and have since restated our historical results to reflect our wafer fabrication services segment as a discontinued operation.

      We were incorporated in Delaware in 1997. Our principal offices are located at 1345 Enterprise Drive, West Chester, Pennsylvania 19380. Our telephone number is (610) 431-9600 and our website can be accessed at www.amkor.com. Information contained in our website does not constitute part of this prospectus supplement or the related prospectus.

Competitive Strengths

      We believe our competitive strengths include the following:

Broad Offering of Package Design, Packaging and Test Services

      Integrating advanced semiconductor technology into electronic end products often poses unique thermal and electrical challenges, and we employ a large number of design engineers to create package formats that solve these challenges. We produce more than 1,000 package types, representing one of the broadest package offerings in the semiconductor industry. We provide customers with a wide array of packaging alternatives including traditional leadframe, advanced leadframe and laminate packages, in both wirebond and flip chip formats. We are also a leading assembler of complementary metal oxide silicon (“CMOS”) image sensor devices used in digital cameras and cellular phones, and micro-electromechanical system (“MEMS”) devices used in a variety of end markets, including automotive, industrial and personal entertainment. We also offer an extensive line of services to test digital, logic, analog, memory and mixed signal semiconductor devices. We believe that the breadth of our packaging and test services is important to customers seeking to reduce the number of their suppliers.

Leading Technology Innovator

      We believe that we are one of the leading providers of advanced semiconductor packaging and test solutions. We have designed and developed several state-of-the-art leadframe and laminate package formats including our ChipArray® BGA, FlipChip BGATM, MicroLeadFrameTM, Stacked CSPTM, SuperBGA®, VisionPakTM, and Wafer Scale CSPTM packages. To maintain our leading industry position, we have more than 300 employees engaged in research and development focusing on the design and development of new semiconductor packaging and test technology. We work closely with customers and technology partners to develop new and innovative package designs.

Long-Standing Relationships With Prominent Semiconductor Companies

      Our customer base consists of more than 400 companies, including most of the world’s largest semiconductor companies. Over the last three decades we have developed long-standing relationships with many of our customers.

Advanced Manufacturing Capabilities

      We believe that our company’s manufacturing excellence has been a key factor in our success in attracting and retaining customers. We have worked with our customers and our suppliers to develop proprietary process technologies to enhance our existing manufacturing capabilities. These efforts have directly resulted in reduced time to market, increased quality and lower manufacturing costs. We believe our manufacturing cycle times are among the fastest available from any subcontractor of packaging and test services.

Competitive Disadvantages

      You should be aware that our competitive strengths may be diminished or eliminated due to certain challenges faced by our company, which our principal competitors may not face, including the following:

•	High Leverage and Restrictive Covenants — Our substantial indebtedness and the covenants contained in the agreements with our lenders could materially restrict our operations and adversely affect our financial condition.

•	Risks Associated With International Operations — We depend on our factories in Korea, the Philippines, Japan, Taiwan and China. Many of our customers’ operations are also located outside of the United States. To the extent political or economic instability or military actions occur in any of these regions, our operations could be harmed.

•	Difficulties Integrating Acquisitions — We face challenges as we integrate new and diverse operations and try to attract qualified employees to support our expansion plans.

Strategy

      To build upon our leading industry position and to remain a preferred subcontractor of semiconductor packaging and test services, we are pursuing the following strategies:

Capitalize on Outsourcing Trend

      We believe that while the outsourcing trend has been impacted during the recent industry downturn, there remains a long-term trend towards more outsourcing on the part of semiconductor companies. During this downturn, we believe that many vertically integrated semiconductor companies increased the use of their in-house packaging and test capabilities in order to minimize the impact of significant excess internal capacity that resulted from sharply lowered demand. At the same time, however, a number of vertically integrated semiconductor companies accelerated their use of outsourcing. In January 2001, we commenced a 60% Amkor-owned venture with Toshiba Corporation, in which Toshiba outsourced an entire packaging and test factory to the venture. We also reached agreement in 2002 with Agilent Technologies, Inc., whereby Agilent has ceased the packaging and testing of certain package types for its semiconductor devices used in printers, and is now using Amkor as the exclusive provider of packaging and test services for these package types. We intend to continue to capitalize on the expected growth in the outsourcing of semiconductor packaging and test services. We believe semiconductor companies will increasingly outsource packaging and test services to companies who can provide advanced technology and high-quality, high-volume manufacturing expertise.

Leverage Scale and Scope of Packaging and Test Capabilities

      We are committed to expanding both the scale of our operations and the scope of our packaging and test services. We believe that our scale and scope allow us to provide cost-effective solutions to our customers in the following ways:

•	We have the capacity to absorb large orders and accommodate quick turn-around times;

•	We use our size and industry position to obtain low pricing on materials and manufacturing equipment; and

•	We offer an extensive range of packaging and test services and can serve as a single source for many of our customers.

Maintain Our Technology Leadership

      We intend to continue to develop leading-edge packaging technologies. We believe that our focus on research and product development will enable us to enter new markets early, capture market share and promote the adoption of our new package designs as industry standards. We seek to enhance our in-house research and development capabilities through the following activities:

•	Collaborating with customers and semiconductor foundry companies to gain access to technology roadmaps for next generation semiconductor designs and processes to develop new packages that satisfy the requirements of those technology roadmaps;

•	Collaborating with original equipment manufacturer (OEM) companies, such as Cisco Systems, Inc., Motorola, Nokia Group and Sony, to design new packages that function with the next generation of electronic products.

Broaden the Geographical Scope of our Manufacturing Base

      Prior to 2001, our company’s manufacturing operations were centered in Korea and the Philippines. In order to diversify our operational footprint and better serve our customers, we adopted a strategy of expanding our operational base to key microelectronic manufacturing areas in Asia. During 2001, we commenced a joint venture with Toshiba in Japan, we acquired two businesses in Taiwan, and we established a new factory in China. Our goal is to build operational scale in these new geographic locations and capitalize on growth opportunities in their respective markets.

Provide An Integrated, Turnkey Solution

      We are able to provide a turnkey solution comprised of semiconductor package design, packaging, test and drop shipment services. We believe that this will enable customers to achieve faster time to market for new products and improved cycle times.

Strengthen Customer Relationships

      We intend to further develop our long-standing customer relationships. We believe that because of today’s shortened technology life cycles, integrated communications are crucial to speed time to market. We have customer support personnel located near the facilities of major customers and in acknowledged technology centers. These support personnel work closely with customers to plan production for existing packages as well as to develop requirements for the next generation of packaging technology. In addition, we are implementing direct electronic links with our customers to enhance communication and facilitate the flow of real-time engineering data and order information.

Pursue Strategic Acquisitions

      We are evaluating candidates for strategic acquisitions and joint ventures to strengthen our core business and expand our geographic reach. We believe that there are many opportunities to acquire the in-house packaging operations of our customers and competitors. To the extent we acquire operations of our customers, we intend to structure any such acquisition to include long-term supply contracts with those customers. In addition, we intend to enter new markets near clusters of wafer foundries, which are large sources of demand for packaging and test services.

Recent Developments

Results for Quarter Ended September 30, 2003

      On October 27, 2003, we reported third quarter 2003 sales of $423.8 million, a 12% increase over the second quarter of 2003 and an 8% increase over the third quarter of 2002. For the third quarter of 2003, we reported net income of $15.8 million, or $0.09 per share, compared with a loss of $59.3 million, or ($0.36) per share, in the third quarter of 2002.

      Our third quarter net income includes a non-cash gain of $10.4 million, or $0.06 per share, in connection with the reversal of a tax accrual related to tax periods that have closed. Third quarter results also include a charge, with no tax effect, of $2.0 million, or $0.01 per share, for debt retirement costs in connection with open market purchases of $27.5 million of our 9.25% senior notes due 2008. Our results for the third quarter of 2002 included $11.0 million in after-tax charges associated with factory consolidation and operating-efficiency initiatives.

Issuance of New Senior Notes Due 2013 and Redemption of Senior Notes Due 2006

      In May 2003, we sold $425.0 million of our 7.75% senior notes due May 2013. We used the net proceeds of the issuance to redeem our outstanding 9.25% senior notes due 2006. The notes bear interest at the rate of 7.75% annually and interest payments are due semi-annually. In connection with the redemption, we recorded charges during the second quarter of 2003 of $19.7 million for the premium paid in the redemption, $6.0 million for the associated unamortized deferred debt issuance costs and $2.5 million of other related costs.

     New Senior Secured Credit Facility

      In April 2003, we entered into a new $200.0 million senior secured credit facility consisting of a $170.0 million term loan maturing January 31, 2006 and a $30.0 million revolving line of credit that is available through October 31, 2005. The term loan bears interest at an annual rate of LIBOR plus 4.00% and the revolving line of credit bears interest at an annual rate of LIBOR plus 4.25%. This new credit facility replaced our then existing $196.9 million senior secured credit facility, which included a $96.9 million term loan that was scheduled to mature on September 30, 2005 and a $100.0 million revolving credit facility that was scheduled to mature on March 31, 2005. The funds available under the new credit facility were used to repay the then outstanding $96.9 million term loan and for general corporate purposes.

      In October 2003, we amended certain covenants under the new $200.0 million senior secured credit facility as follows:

•	Our maximum annual capital expenditures were increased to the greater of (i) $250 million or (ii) 50% of EBITDA (as defined), not to exceed $350 million;

•	We are permitted to repurchase or redeem any of our senior notes, senior subordinated notes or convertible notes with the net cash proceeds of permitted equity offerings, such as this offering;

•	The basket for permitted investments was increased from $25 million to $50 million; and

•	The annual basket for repurchases or redemptions of senior notes from cash (including proceeds of ASI shares) was amended to permit unused amounts under that basket to be rolled over from year to year up to an aggregate amount of $300 million, of which up to $25 million may be used to repurchase or redeem our senior subordinated notes or convertible notes.

The Offering

Common stock offered by us	7,000,000 shares

Common stock to be outstanding after the offering	173,850,734 shares

Use of proceeds	We intend to use the net proceeds from this offering for the repayment or repurchase of a portion of the indebtedness outstanding under one or more of the following: $169.2 million senior secured term loan, $895.5 million of senior notes, $200.0 million of senior subordinated notes, $508.8 million of convertible subordinated notes and $66.6 million of other debt. See “Use of Proceeds” on page S-10.

Nasdaq National Market symbol	AMKR

      The information above is based on 166,850,734 shares of common stock outstanding as of October 30, 2003, and excludes the following:

•	16,130,513 shares of common stock issuable upon the exercise of stock options outstanding as of October 30, 2003 at a weighted average exercise price of $11.94 per share;

•	3,895,000 shares of common stock issuable upon the exercise of warrants outstanding as of October 30, 2003 at a weighted average exercise price of $27.50 per share; and

•	138,050 shares of common stock reserved for future awards and issuances under our stock plans.

Risk Factors

      Investing in our common stock involves risk. You should carefully consider all of the information in this prospectus supplement, the related prospectus and the documents we have incorporated by reference. In particular, see “Risk Factors” on page S-10 of this prospectus supplement and the documents referenced in that section.

Summary Consolidated Financial Data

      The following table sets forth our summary consolidated financial data for the years ended December 31, 2000, 2001 and 2002 and for the nine months ended September 30, 2002 and 2003. The data for the years ended December 31, 2000, 2001 and 2002, have been derived from our audited consolidated financial statements. The data for the nine months ended September 30, 2002 and 2003, have been derived from our unaudited consolidated financial statements. Our audited and unaudited consolidated financial statements are incorporated by reference into this prospectus supplement and the prospectus to which this prospectus summary relates. This summary consolidated financial data should be read in conjunction with the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in our Quarterly Report on Form 10-Q for the period ended September 30, 2003 and our audited consolidated financial statements, including the notes thereto, contained in our Annual Report on Form 10-K/A (Amendment No. 2).

      The summary consolidated financial data below reflects the following transactions:

•	Our 2000 acquisitions of K1, K2 and K3 from ASI for $950.0 million and equity investment in ASI of $459.0 million together with the related financing for the acquisitions and investment;

•	Our 2001 acquisitions of Amkor Iwate Corporation, Sampo Semiconductor Corporation and Taiwan Semiconductor Technology Corporation (a prior equity investment);

•	Our 2002 acquisitions of semiconductor packaging businesses from Citizen Watch Co., Ltd. and Agilent Technologies, Inc.; and

•	Our 2003 divestiture of our wafer fabrication services business.

      We historically marketed the output of fabricated semiconductor wafers provided by a wafer fabrication foundry owned and operated by ASI. On February 28, 2003, we sold our wafer fabrication services business to ASI and have since restated our historical results to reflect our wafer fabrication services segment as a discontinued operation.

				For the Nine Months
	For the Year Ended December 31,			Ended September 30,

	2000	2001	2002	2002	2003

	(in thousands, except per share data)			(in thousands, except
				per share data)

				(unaudited)
Income Statement Data
Net revenues	$2,009,701	$1,336,674	$1,406,178	$1,032,989	$1,144,862
Cost of revenues	1,442,320	1,284,423	1,310,563	998,557	922,617

Gross profit	567,381	52,251	95,615	34,432	222,245

Operating expenses:
Selling, general and administrative	179,143	191,136	179,888	137,639	131,828
Research and development	26,057	38,786	31,189	24,535	19,454
Loss (gain) on disposal of fixed assets, net	1,355	14,515	2,496	2,912	(870)
Amortization of goodwill and other acquired intangibles(a)	63,080	84,962	6,992	4,995	6,103
Special charges(b)	—	—	291,970	281,985	—

Total operating expenses	269,635	329,399	512,535	452,066	156,515

Operating income (loss)	297,746	(277,148)	(416,920)	(417,634)	65,730

Other expense (income), net:
Interest expense, net(c)	119,840	164,064	147,497	111,010	118,822
Foreign currency loss (gain)	4,812	872	906	1,881	(1,083)
Other expense (income), net(c)	(60)	(3,586)	(1,014)	(11)	23,380

Total other expense	124,592	161,350	147,389	112,880	141,119

Income (loss) before income taxes, equity investment losses, minority interest and discontinued operations	173,154	(438,498)	(564,309)	(530,514)	(75,389)
Equity investment losses(d)(e)	(20,991)	(100,706)	(208,165)	(166,040)	(3,555)
Minority interest expense	—	(1,896)	(1,932)	(2,238)	(2,135)

Income (loss) from continuing operations before income taxes	152,163	(541,100)	(774,406)	(698,792)	(81,079)

Income tax expense (benefit)(f)	14,362	(84,613)	60,683	(61,891)	(6,072)

Income (loss) from continuing operations	137,801	(456,487)	(835,089)	(636,901)	(75,007)

Income from discontinued operations, net of tax	16,352	5,626	8,330	6,258	54,566

Net income (loss)	$154,153	$(450,861)	$(826,759)	$(630,643)	$(20,441)

Per Share Data:
Basic income (loss) per common share:
from continuing operations	$0.95	$(2.91)	$(5.09)	$(3.89)	$(0.45)
from discontinued operations	0.11	0.04	0.05	0.04	0.33

Net income (loss) per common share	$1.06	$(2.87)	$(5.04)	$(3.85)	$(0.12)

Diluted income (loss) per common share:
from continuing operations	$0.91	$(2.91)	$(5.09)	$(3.89)	$(0.45)
from discontinued operations	0.11	0.04	0.05	0.04	0.33

Net income (loss) per common share	$1.02	$(2.87)	$(5.04)	$(3.85)	$(0.12)

Shares used in computing per share data:
Basic	145,806	157,111	164,124	163,854	165,883

Diluted	153,223	157,111	164,124	163,854	165,883

September 30, 2003

(in thousands)
(unaudited)
Balance Sheet Data
Cash and cash equivalents	$340,503
Working capital	339,795
Total assets	2,535,919
Total debt, including short-term borrowings and current portion of long-term debt	1,840,005
Total liabilities	2,289,653
Stockholders’ equity	235,042

(a)	As of January 1, 2002, we adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets. We reclassified $30.0 million of intangible assets previously identified as an assembled workforce intangible to goodwill. Additionally, we stopped amortizing goodwill of $659.1 million.

(b)	During 2002, we recorded $292.0 million of special charges. For the nine months ended September 30, 2002, we recorded $282.0 million of special charges. Special charges, in thousands, were comprised of:

	For the Year Ended	For the Nine Months
	December 31, 2002	Ended September 30, 2002

	(in thousands)	(in thousands)
Impairment of long-lived assets	$190,266	$190,266
Impairment of goodwill	73,080	73,080
Lease termination and other exit costs	28,624	18,639

	$291,970	$281,985

(c)	For the nine months ended September 30, 2003, we recorded expenses of $32.6 million associated with the early retirement of debt, of which $21.3 million is included in other expense (income), net and $11.3 million is included in interest expense, net.

(d)	As of January 1, 2002, we adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, and accordingly we stopped amortizing $118.6 million of goodwill associated with our investment in ASI.

(e)	During 2002, and for the nine months ended September 30, 2002, we recorded impairment charges totaling $172.5 million and $139.5 million, respectively, to reduce the carrying value of our investment in ASI to ASI’s market value. ASI is a publicly traded company on the Korea Stock Exchange. During the third quarter of 2002, we also recorded a loss of $1.8 million on the disposition of a portion of our interest in ASI to Dongbu.

(f)	During the fourth quarter of 2002, we recorded a $138.2 million charge to establish a valuation allowance against our deferred tax assets consisting primarily of U.S. and Taiwanese net operating loss carryforwards and tax credits.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus supplement, the related prospectus and the documents incorporated by reference contain forward-looking statements that involve risks and uncertainties. You may find these statements identified by the use of forward-looking terminology such as “believe,” “expect,” “anticipate,” “estimate,” “plan,” “project,” “may,” “will” or other similar words. We have based these forward-looking statements on our own information and on information from other sources that we believe are reliable. Our actual results may differ materially from those expressed or implied by these forward-looking statements as a result of the factors referenced under “Risk Factors” below and the documents referred to in that section. Given the uncertainties relating to these factors, you should not place undue reliance on our forward-looking statements.

RISK FACTORS

      Investing in our common stock will provide you with equity ownership in Amkor. Your shares will be subject to risks inherent in our business. The trading price of your shares will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. The value of your investment may decrease, resulting in a loss. You should consider carefully the information contained in this prospectus supplement, the related prospectus and the documents we have incorporated by reference. In particular, you should consider carefully the factors discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors That May Affect Future Operating Performance” set forth in our Quarterly Report on Form 10-Q for the period ended September 30, 2003 and our Annual Report on Form 10-K/A (Amendment No. 2) for the year ended December 31, 2002 and other factors noted throughout this prospectus supplement, the related prospectus and the documents we have incorporated by reference.

USE OF PROCEEDS

      We expect to receive net proceeds from the sale of our common stock in this offering of approximately $126.2 million, or $145.3 million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from this offering for the repayment or repurchase of a portion of the indebtedness outstanding under one or more of the following:

Balance as of
September 30,
2003

(in thousands)
Senior secured term loan due January 2006	$169,150
9.25% Senior notes due February 2008	470,500
7.75% Senior notes due May 2013	425,000
10.50% Senior subordinated notes due May 2009	200,000
5.75% Convertible subordinated notes due June 2006, convertible at $35.00 per share	250,000
5.00% Convertible subordinated notes due March 2007, convertible at $57.34 per share	258,750
Other debt	66,605

$1,840,005

      Our senior secured term loan bears interest at an annual rate of LIBOR plus 4%. This interest rate is subject to downward or upward adjustment based on respective improvements or deteriorations in our senior secured debt ratings.

      Our “other debt” above includes our foreign debt principally related to the financing of Amkor Iwate’s acquisition of a Toshiba packaging and test facility and the debt assumed in connection with the acquisition of Sampo Semiconductor Corporation in Taiwan. The foreign debt consists of fixed and variable debt maturing between 2003 and 2010, with the substantial majority maturing by December 31, 2003. As of September 30, 2003, the foreign debt had interest rates ranging from 1.0% to 4.35%.

      We have not as yet determined the specific indebtedness, or combination thereof, to which we will apply the net proceeds. This determination will depend, in part, on the prices at which we are able to repay or repurchase outstanding notes in the open market or in privately-negotiated transactions. Prior to repayment of any portion of such indebtedness, we will deposit the net proceeds in a separate, interest bearing account maintained for such purpose.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents and total capitalization as of September 30, 2003.

September 30,
2003

(in thousands)
Cash and cash equivalents	$340,503

Long-term debt and short-term borrowings:
Senior secured term loan due January 2006	$169,150
Senior secured $30.0 million revolving line of credit expiring October 2005	—
9.25% Senior notes due February 2008	470,500
7.75% Senior notes due May 2013	425,000
10.50% Senior subordinated notes due May 2009	200,000
5.75% Convertible subordinated notes due June 2006	250,000
5.00% Convertible subordinated notes due March 2007	258,750
Other debt	66,605

Total debt	1,840,005

Total stockholders’ equity	235,042

Total capitalization	$2,075,047

      Our “other debt” above includes our foreign debt principally related to the financing of Amkor Iwate’s acquisition of a Toshiba packaging and test facility and the debt assumed in connection with the acquisition of Sampo Semiconductor Corporation in Taiwan.

      The long-term debt and short-term borrowing amounts above do not reflect the anticipated repayment or repurchase of indebtedness using the net proceeds of this offering, as described in “Use of Proceeds” above. We have not determined the specific indebtedness, or combination thereof, that will be repurchased or repaid using the net proceeds from this offering. This determination will depend, in part, on the prices at which we are able to repay or repurchase outstanding notes in the open market or in privately-negotiated transactions. Those prices will likely differ from the then outstanding principal and interest amounts of such notes, and may include a premium over the outstanding principal and interest amounts of such notes. Accordingly, we are not able to determine the amount by which any of the individual categories of indebtedness listed above or our total debt will be reduced by our repayment or repurchase of indebtedness using the net proceeds from this offering.

PRICE RANGE OF COMMON STOCK

      Public trading of our common stock began on May 1, 1998. Prior to that, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as quoted on the Nasdaq National Market.

	High	Low

2001
First Quarter	$24.12	$14.06
Second Quarter	26.24	14.06
Third Quarter	22.75	9.80
Fourth Quarter	18.45	9.00
2002
First Quarter	$22.31	$12.40
Second Quarter	24.79	3.62
Third Quarter	6.60	1.13
Fourth Quarter	8.13	1.60
2003
First Quarter	$6.45	$4.04
Second Quarter	13.50	5.25
Third Quarter	19.00	12.96
Fourth Quarter (through November 5, 2003)	20.00	14.26

      On November 5, 2003, the closing sale price of our common stock, as reported on the Nasdaq National Market, was $19.67 per share. As of September 30, 2003, there were approximately 347 holders of record of our common stock.

DIVIDEND POLICY

      Since our initial public offering, we have never paid a dividend to our stockholders. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our secured bank debt agreements and the indentures governing our senior, senior subordinated and convertible subordinated notes restrict our ability to pay dividends.

UNDERWRITING

      Citigroup Global Markets Inc. is acting as the sole book-running manager of the offering, and Citigroup Global Markets Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Bear, Stearns & Co. Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number
of shares
Underwriter
Citigroup Global Markets Inc.	2,800,000
Deutsche Bank Securities Inc.	1,750,000
J.P. Morgan Securities Inc.	1,750,000
Bear, Stearns & Co. Inc.	700,000

Total	7,000,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

      The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $0.513 per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $0.10 per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,050,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

      We, our directors and executive officers and certain other stockholders have agreed that, for a period of 90 days from the date of this prospectus, we will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

      The common stock is quoted on the Nasdaq National Market under the symbol “AMKR.”

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	No Exercise	Full Exercise

Per share	$0.855	$0.855
Total	$5,985,000	$6,882,750

      In connection with the offering, Citigroup on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      In addition, in connection with this offering, some of the underwriters may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

      We estimate that our portion of the total expenses of this offering will be $800,000.

      Because more than 10% of the net proceeds of this offering, not including underwriting compensation, may be paid to affiliates of members of the National Association of Securities Dealers, Inc. who are participating in this offering, this offering is being conducted in compliance with Rule 2710(c)(8) of the NASD. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as a bona fide independent market (as defined in the NASD Conduct Rules) exists in the common stock.

      The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. Citigroup Global Markets Inc. or its affiliates serve as the sole book manager, a joint lead arranger, the administrative and collateral agents, issuing bank and a lender under our new senior secured credit facility. Deutsche Bank Securities Inc. or its affiliates serve as the documentation agent, an arranger and a lender under the facility, and J.P. Morgan Securities Inc. or its affiliates serve as a joint lead arranger, syndication agent and a lender under the facility. As further discussed in “Use of Proceeds” above, the net proceeds of this offering may be used to repay a portion of the outstanding term loan under the facility. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

      Our counsel, Wilson Sonsini Goodrich & Rosati, Palo Alto, California, will issue an opinion regarding the legality of the common stock we are selling and certain other matters. Our counsel in Korea, Kim & Chang, will issue an opinion regarding certain matters relating to Korean law, and our counsel in the Philippines, Ortega, Del Castillo, Bacorro, Odulio, Calma & Carbonell Law Offices, will issue an opinion regarding certain matters relating to Philippines law. The underwriters will be represented by Weil, Gotshal & Manges LLP, Redwood Shores, California.

EXPERTS

      The audited consolidated financial statements of Amkor Technology, Inc. and its subsidiaries as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, incorporated in this prospectus supplement and the prospectus to which this prospectus supplement relates by reference to the annual report on Form 10-K/A (Amendment No. 2) have been audited by PricewaterhouseCoopers LLP, independent accountants, as indicated in their report with respect thereto. PricewaterhouseCoopers LLP did not audit the financial statements of Amkor Technology Philippines, Inc. (formerly Amkor Technology (P1/P2), Inc., which subsequently merged with both Amkor Technology Philippines (P3/P4), Inc. and Anam/ Amkor Precision Machine Company (Philippines), Inc., in both cases with Amkor Technology (P1/P2), Inc. as the surviving entity), a wholly owned subsidiary, referred to as ATP, which financial statements reflect total assets of 14% and 17% and operating expenses of 14%, 18% and 17% of the related consolidated totals as of December 31, 2002 and 2001, and for the each of the three years in the period ended December 31, 2002. The financial statements of ATP for 2002 were audited by SyCip Gorres Velayo & Co., a member practice of Ernst & Young Global, whose report thereon dated January 15, 2003 has been furnished to PricewaterhouseCoopers LLP. Such financial statements have been so included in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

      The combined financial statements of Amkor Technology Philippines (P1/P2), Inc. and Amkor Technology Philippines (P3/P4), Inc. as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 were audited by Andersen Worldwide (through its then Philippine member firm, SyCip Gorres Velayo & Co.), who prior to cessation of its operations in August 2002 had expressed an unqualified opinion on those financial statements in its report dated March 19, 2002.

      With the cessation of its operations, Andersen Worldwide can no longer consent to the use of its audit report in, or participate in the preparation of, the registration statement of which this prospectus supplement and the prospectus to which this prospectus supplement relates is a part. Accordingly, your ability to seek damages from Andersen Worldwide in connection with this offering will be limited.

      The audited consolidated financial statements of Anam Semiconductor, Inc. and its subsidiary as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, incorporated in this prospectus supplement and the prospectus to which this prospectus supplement relates by reference to Amkor Technology, Inc’s 8-K/A filed on October 17, 2003, have been audited by Samil Accounting Corporation, independent accountants, as indicated in their report with respect thereto. Such financial statements have been so included in reliance on the report of such independent accountants given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the Securities and Exchange Commission, in accordance with the Securities Exchange Act of 1934, as amended. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Securities and Exchange Commission at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the SEC are available to the public over the Internet at the SEC’s World Wide Web site at http://www.sec.gov.

      The SEC allows us to “incorporate by reference” into this prospectus supplement and the prospectus to which this prospectus supplement relates the information we filed with it. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and the prospectus to which this prospectus supplement relates, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, the documents listed in the prospectus to which this prospectus supplement relates, to the extent such items were filed with the SEC, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete.

      1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 27, 2003, as amended by our 10-K/A, filed with the SEC on June 25, 2003, as further amended by our 10-K/A (Amendment No. 2), filed with the SEC on October 17, 2003,

      2. Our Quarterly Report on Form 10-Q for the period ended March 31, 2003, filed with the SEC on May 9, 2003, as amended by our 10-Q/A, filed with the SEC on October 17, 2003, our Quarterly Report on Form 10-Q for the period ended June 30, 2003, filed with the SEC on August 14, 2003, and our Quarterly Report on Form 10-Q for the period ended September 30, 2003, filed with the SEC on November 3, 2003,

      3. Our Current Reports on Form 8-K filed with the SEC on January 1, 2003, March 27, 2003 (as amended by our Current Report on Form 8-K/A filed with the SEC on October 17, 2003), April 23, 2003, May 6, 2003 (as amended by our Current Report on Form 8-K/A filed with the SEC on May 21, 2003, as further amended by our Current Report on Form 8-K/A filed with the SEC on August 22, 2003), October 2, 2003 and November 4, 2003, and

      4. Our Proxy Statement on Form 14A filed with the SEC on July 10, 2003.

      You may request a copy of these filings, at no cost, by writing, telephoning or emailing us at the following address:

Investor Relations

Amkor Technology, Inc.
1900 South Price Road
Chandler, AZ 85248
Tel: (480) 821-5000
jluth@amkor.com

      You should rely only on the information incorporated by reference or provided in this prospectus supplement and the prospectus to which this prospectus supplement relates. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus supplement and the prospectus to which this prospectus supplement relates is accurate as of any date other than the date on the front of each of them.

PROSPECTUS

$750,000,000

Amkor Technology, Inc.

By this prospectus, we may offer —

Debt Securities

Common Stock
Preferred Stock
Depositary Shares
Warrants
Subscription Rights

       See “Risk Factors” on page 5 for information you should consider before buying the securities.

       Our common stock is listed on the Nasdaq National Market under the symbol “AMKR.” On April 24, 2002, the reported last sale price of our common stock on the Nasdaq National Market was $20.15 per share.

      We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplements carefully before you invest.

      This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated April 25, 2002

PROSPECTUS SUPPLEMENT SUMMARY
Amkor Technology, Inc.
The Offering
RISK FACTORS
USE OF PROCEEDS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
SUMMARY
WHERE YOU CAN FIND MORE INFORMATION
RISK FACTORS
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
DESCRIPTION OF THE DEBT SECURITIES
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF THE DEPOSITARY SHARES
DESCRIPTION OF THE WARRANTS
DESCRIPTION OF THE SUBSCRIPTION RIGHTS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

SUMMARY

      This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell any combination of securities described in this prospectus in one or more offerings, up to a total dollar amount of $750,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”

Amkor Technology, Inc.

      Amkor is the world’s largest subcontractor of semiconductor packaging and test services. The company has built a leading position through:

•	one of the industry’s broadest offerings of packaging and test services,

•	expertise in the development and implementation of packaging and test technology,

•	long-standing relationships with customers, including many of the world’s leading semiconductor companies, and

•	expertise in high-volume manufacturing.

      We also market the output of fabricated semiconductor wafers provided by a wafer fabrication foundry owned and operated by Anam Semiconductor, Inc. (ASI). The semiconductors that we package and test for our customers ultimately become components in electric systems used in communications, computing, consumer, industrial, automotive and military applications. Our customers include, among others, Agere Systems, Inc., Atmel Corporation, Intel Corporation, LSI Logic Corporation, Motorola, Inc., Philips Electronics N.V., ST Microelectronics PTE, Sony Semiconductor Corporation, Texas Instruments, Inc. and Toshiba Corporation. The outsourced semiconductor packaging and test market is very competitive. We also compete from time to time with many of our vertically integrated customers, who may decide to outsource or not outsource certain of their packaging and test requirements.

      Packaging and test are an integral part of the semiconductor manufacturing process. Semiconductor manufacturing begins with silicon wafers and involves the fabrication of electronic circuitry into complex patterns, thus creating individual chips on the wafers. The packaging process creates an electrical interconnect between the semiconductor chip and the system board. In packaging, the fabricated semiconductor chips are separated from the wafer, attached to a substrate and encased in a protective environment to provide optimal electrical and thermal performance. Increasingly, packages are custom designed for specific chips and specific end-market applications.

      Our principal executive offices are located at 1345 Enterprise Drive, West Chester, Pennsylvania 19380. Our telephone number is (610) 431-9600.

The Securities We May Offer

      We may offer up to $750,000,000 of debt securities, common stock, preferred stock, depositary shares and warrants. The prospectus supplement will describe the specific amounts, prices and terms of these securities.

      We may sell the securities to or through underwriters, dealers or agents or directly to purchasers. Our agents and we reserve the sole right to accept and to reject in whole or in part any proposed purchase of securities. The prospectus supplement, which we will provide to you each time we offer securities, will set forth the names of any underwriters, dealers or agents involved in the sale of the securities and any applicable fee, commission or discount arrangements with them.

Debt Securities

     General

      We may offer unsecured general obligations in the form of either senior, senior subordinated or subordinated debt. The senior debt securities, the senior subordinated debt securities and the subordinated debt securities are together referred to in this prospectus as the “debt securities.” The senior debt securities will have the same rank as all of our other unsecured, unsubordinated debt. The senior subordinated debt securities will be junior to our specified senior debt obligations. The subordinated debt securities will be junior to our senior debt and our senior subordinated debt. Senior debt generally includes all indebtedness for money borrowed by us, except indebtedness that is stated to be not senior to, or to have the same rank as, or is expressly junior to the subordinated debt securities. We may issue debt securities that are convertible into, or exchangeable for, shares of common stock or other securities or property.

      The senior, senior subordinated and subordinated debt will be issued under separate indentures between us and State Street Bank and Trust Company, as trustee. We have summarized the general features of the debt securities from the indentures in this prospectus. We encourage you to read the indentures which are included or incorporated by reference as exhibits to our Registration Statement No. (333-81334). Instructions on how you can get copies of these documents are provided below under the heading “Where You Can Find More Information.”

Indenture Provisions that Apply to Senior, Senior Subordinated and Subordinated Debt

•	The Indentures do not limit the amount of debt that we may issue or provide holders any protection should there be a highly leveraged transaction involving our company.

•	The indentures generally allow us to merge, consolidate with another U.S. company, limited, partnership, trust or other business entity or to convey, transfer or lease our properties and assets substantially as an entirety to another U.S. company, partnership, trust or other business entity, so long as the successor assumes our obligations under the indentures and immediately after giving effect to the transaction we are not in default under the indentures. If these events occur, the other company will be required to assume our responsibilities on the debt, and we will generally be released from all liabilities and obligations.

•	The indentures provide that holders of a majority of the total principal amount of the debt outstanding in any series may vote to change our obligations or your rights concerning the debt. But to change the payment of principal, interest, or adversely effect the right to convert or certain other matters, every holder in that series must consent.

•	We may discharge the indentures and defease restrictive covenants by depositing sufficient funds with the trustee to pay the obligations when due, provided certain conditions are met. All amounts due to you on the debt would be paid by the trustee from the deposited funds.

     Events of Default

      The following are the events of default under the indentures:

(1) failure to pay principal of or any premium on any debt security of that series when due,

(2) failure to pay any interest on any debt security of that series for 30 days when due,

(3) failure to deposit any sinking fund payment when due,

(4) failure to perform any other covenant in the indenture that continues for 60 days after being given the notice required in the indenture,

(5) our bankruptcy, insolvency or reorganization, and

(6) any other event of default specified in the indenture.

     Remedy

      Upon an event of default, other than a bankruptcy, insolvency or reorganization, the trustee or holders of 25% of the principal amount outstanding in a series may declare all outstanding principal amounts immediately due and payable. However, the holders of a majority in principal amount of the affected securities may, under certain circumstances, rescind this action.

Indenture Provisions that Apply Only to Senior Subordinated Debt Securities and Subordinated Debt Securities

      The subordinated debt securities will be subordinated to all senior debt and senior subordinated debt. The senior subordinated debt securities will be subordinated to specified senior debt obligations.

Common Stock

      We may issue shares of common stock. Holders of common stock are entitled to receive dividends declared by our board of directors or an authorized committee of our board of directors. We have never paid cash dividends on our common stock. We expect to retain future earnings for use in the operation and expansion of our business. We do not anticipate paying cash dividends on our common stock in the future. Each holder of common stock is entitled to one vote per share. The holders of common stock have no preemptive rights.

Preferred Stock and Depositary Shares

      We may issue our preferred stock, par value $0.001 per share, in one or more series. Our board of directors, or an authorized committee of our board of directors, will determine the dividend, voting, conversion and other rights of the series being offered and the terms and conditions relating to its offering and sale at the time of the offer and sale. We may also issue fractional shares of preferred stock that will be represented by depositary shares and depositary receipts.

Warrants

      We may issue warrants for the purchase of debt securities, preferred stock or common stock. We may issue warrants independently or together with other securities.

Subscription Rights

      We may issue subscription rights to purchase common stock, preferred stock, depositary shares or warrants to purchase preferred stock or common stock. We may issue subscription rights independently or together with other securities.

WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the Securities and Exchange Commission, in accordance with the Securities Exchange Act of 1934, as amended. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Securities and Exchange Commission at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission’s World Wide Web site at http://www.sec.gov.

      The Commission allows us to “incorporate by reference” into this prospectus the information we filed with it. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete.

      1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC on April 1, 2002, as amended by our 10-K/A, filed with the SEC on April 25, 2002, and

      2. Our Current Reports on Form 8-K filed with the SEC on April 1, 2002 and April 25, 2002.

      You may request a copy of these filings, at no cost, by writing, telephoning or emailing us at the following address:

Investor Relations

Amkor Technology, Inc.
1900 South Price Road
Chandler, AZ 85248
Tel: (480) 821-5000

      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

RISK FACTORS

      You should carefully consider the risks described below and the other information contained or incorporated by reference in this prospectus before investing in our securities. The following section discloses the known material risks facing our company. Additional risks and uncertainties that are presently unknown to us or that we currently deem immaterial may also impair our business operations. We cannot assure you that any of the events discussed in the risk factors below will not occur. If they do, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our securities could decline, and you might lose all or part of your investment.

      This prospectus contains forward-looking statements made as of the date of this prospectus regarding our expected performance that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Dependence on the Highly Cyclical Semiconductor and Electronic Products Industries — We Operate in Volatile Industries, and Industry Downturns Harm Our Performance.

      Our business is tied to market conditions in the semiconductor industry, which is highly cyclical. Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for subcontracted packaging, test and wafer fabrication services, any downturn in the semiconductor industry or any other industry that uses a significant number of semiconductor devices, such as the personal computer and telecommunication devices industries, could have a material adverse effect on our business.

Conditions in the Semiconductor Industry Weakened Significantly in 2001 and May Not Recover as Expected — We Have Been, and May Continue to Be, Affected by These Trends.

      The semiconductor industry weakened significantly in 2001 and conditions are expected to improve in 2002. The significant uncertainty throughout the industry related to market demand is hindering the visibility throughout the supply chain and that lack of visibility makes it difficult to forecast the recovery of the semiconductor industry. There can be no assurance that overall industry conditions will recover in 2002, or if industry conditions do not recover what impact that would have on our business.

Fluctuations in Operating Results — Our Operating Results May Vary Significantly as a Result of Factors That We Cannot Control.

      Our operating results have varied significantly from period to period. Many factors could materially and adversely affect our revenues, gross profit and operating income, or lead to significant variability of quarterly or annual operating results. These factors include, among others:

•	the cyclical nature of both the semiconductor industry and the markets addressed by end-users of semiconductors,

•	the short-term nature of our customers’ commitments, timing and volume of orders relative to our production capacity,

•	changes in our capacity utilization,

•	evolutions in the life cycles of our customers’ products,

•	rescheduling and cancellation of large orders,

•	erosion of packaging selling prices,

•	fluctuations in wafer fabrication service charges paid to ASI,

•	changes in costs, availability and delivery times of raw materials and components and changes in costs and availability of labor,

•	fluctuations in manufacturing yields,

•	changes in product mix,

•	timing of expenditures in anticipation of future orders,

•	availability and cost of financing for expansion,

•	ability to develop and implement new technologies on a timely basis,

•	competitive factors,

•	changes in effective tax rates,

•	loss of key personnel or the shortage of available skilled workers,

•	international political, economic or terrorist events,

•	currency and interest rate fluctuations,

•	environmental events, and

•	intellectual property transactions and disputes.

Declining Average Selling Prices — the Semiconductor Industry Places Downward Pressure on the Prices of Our Products.

      Historically, prices for our packaging and test services and wafer fabrication services have declined over time. We expect that average selling prices for our packaging and test services will continue to decline in the future. If we cannot reduce the cost of our packaging and test services and wafer fabrication services to offset a decline in average selling prices, our future operating results could suffer.

High Leverage and Restrictive Covenants — Our Substantial Indebtedness Could Materially Restrict Our Operations and Adversely Affect Our Financial Condition.

      We now have, and for the foreseeable future will have, a significant amount of indebtedness. At December 31, 2001, we had indebtedness outstanding of approximately $1,826 million and available borrowings of an additional $100 million under our revolving line of credit. In addition, despite current debt levels, the terms of the indentures governing our indebtedness do not prohibit us or our subsidiaries from incurring substantially more debt. If new debt is added to our consolidated debt level, the related risks that we now face could intensify.

      Covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, and encumber or dispose of assets. In addition, financial covenants contained in agreements relating to our existing and future debt could lead to a default in the event our results of operations do not meet our plans. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on us. Our substantial indebtedness could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future working capital, capital expenditures, research and development and other general corporate requirements;

•	require us to dedicate a substantial portion of our cash flow from operations to service interest and principal payments on our debt;

•	limit our flexibility to react to changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage to any of our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds.

Relationship With ASI — Our Business Performance Can Be Adversely Affected by ASI’s Financial Performance or a Disruption in the Wafer Fabrication Services ASI Provides to Us.

      As of December 31, 2001 we owned approximately 42% of ASI’s outstanding voting stock. Accordingly, we report ASI’s financial results in our financial statements through the equity method of accounting. If ASI’s results of operations are adversely affected for any reason (including as a result of losses at its consolidated subsidiaries and equity investees), our results of operations will suffer as well. Financial or other problems affecting ASI could also lead to a complete loss of our investment in ASI. Our wafer fabrication business may suffer if ASI reduces its operations or if our relationship with ASI is disrupted.

      Our wafer fabrication business depends on ASI providing wafer fabrication services on a timely basis. If ASI were to significantly reduce or curtail its operations for any reason, or if our relationship with ASI were to be disrupted for any reason, our wafer fabrication business would be harmed. We may not be able to identify and qualify alternate suppliers of wafer fabrication services quickly, if at all. In addition, we currently have no other qualified third party suppliers of wafer fabrication services and do not have any plans to qualify additional third party suppliers.

      The weakness in the semiconductor industry in 2001 adversely affected the demand for the wafer output from ASI’s foundry, our wafer fabrication services results and ASI’s operating results. Demand for our wafer fabrication services and the wafer output from ASI’s foundry have improved significantly in 2002. However, there can be no assurance that industry conditions will continue to improve as expected. If industry conditions do not recover as expected, our and ASI’s operating results could be adversely affected.

Absence of Backlog — We May Not Be Able to Adjust Costs Quickly if Our Customers’ Demand Falls Suddenly.

      Our packaging and test business does not typically operate with any material backlog. We expect that in the future our packaging and test net revenues in any quarter will continue to be substantially dependent upon our customers’ demand in that quarter. None of our customers has committed to purchase any significant amount of packaging or test services or to provide us with binding forecasts of demand for packaging and test services for any future period. In addition, our customers could reduce, cancel or delay their purchases of packaging and test services. Because a large portion of our costs is fixed and our expense levels are based in part on our expectations of future revenues, we may be unable to adjust costs in a timely manner to compensate for any revenue shortfall.

Risks Associated With International Operations — We Depend On Our Factories in the Philippines, Korea, Japan, Taiwan and China. Many of Our Customers’ and Vendors’ Operations Are Also Located Outside of the U.S.

      We provide packaging and test services through our factories located in the Philippines, Korea, Japan, Taiwan and China. We also source wafer fabrication services from ASI’s wafer fabrication facility in Korea. Moreover, many of our customers’ and vendors’ operations are located outside the U.S. The following are some of the risks inherent in doing business internationally:

•	regulatory limitations imposed by foreign governments;

•	fluctuations in currency exchange rates;

•	political and terrorist risks;

•	disruptions or delays in shipments caused by customs brokers or government agencies;

•	unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers;

•	difficulties in staffing and managing foreign operations; and

•	potentially adverse tax consequences resulting from changes in tax laws.

Difficulties Integrating Acquisitions — We Face Challenges as We Integrate New and Diverse Operations and Try to Attract Qualified Employees to Support Our Expansion Plans.

      We have experienced, and may continue to experience, growth in the scope and complexity of our operations and in the number of our employees. This growth has strained our managerial, financial, manufacturing and other resources. Future acquisitions may result in inefficiencies as we integrate new operations and manage geographically diverse operations.

      In order to manage our growth, we must continue to implement additional operating and financial systems and controls. If we fail to successfully implement such systems and controls in a timely and cost-effective manner as we grow, our business and financial performance could be materially adversely affected.

      Our success depends to a significant extent upon the continued service of our key senior management and technical personnel, any of whom would be difficult to replace. In addition, in connection with our expansion plans, we will be required to increase the number of qualified engineers and other employees at our existing factories, as well as factories we may acquire. Competition for qualified employees is intense, and our business could be adversely affected by the loss of the services of any of our existing key personnel. We cannot assure you that we will continue to be successful in hiring and properly training sufficient numbers of qualified personnel and in effectively managing our growth. Our inability to attract, retain, motivate and train qualified new personnel could have a material adverse effect on our business.

Risks Associated With Our Wafer Fabrication Business — Our Wafer Fabrication Business Is Substantially Dependent On Texas Instruments.

      Our wafer fabrication business depends significantly upon Texas Instruments. The amended Manufacturing and Purchasing Agreement requires Texas Instruments to purchase from us at least 40% of ASI’s wafer fabrication facility’s capacity in the quarter ending March 31, 2002, 30% of such capacity in the quarter ending June 30, 2002, and 20% of such capacity in each subsequent quarter, and, under certain circumstances, Texas Instruments has the right to purchase from us up to 70% of this capacity. From time to time, Texas Instruments has failed to meet its minimum purchase obligations, and we cannot assure you that Texas Instruments will meet its purchase obligations in the future. As a result of the weakness in the semiconductor industry, Texas Instruments and our other customers’ demand for the output of ASI’s wafer foundry decreased significantly in 2001. Texas Instruments did not meet the minimum purchase commitment throughout the twelve months ended December 31, 2001. Texas Instruments has made certain concessions to us to partially mitigate the shortfall in demand. If Texas Instruments fails to meet its purchase obligations, our company and ASI’s businesses could be harmed.

      Texas Instruments has transferred certain of its complementary metal oxide silicon (“CMOS”) process technology to ASI, and ASI is dependent upon Texas Instruments’ assistance for developing other state-of-the-art wafer manufacturing processes. In addition, ASI’s technology agreements with Texas Instruments only cover 0.35 micron, 0.25 micron, and 0.18 micron CMOS process technology. Texas Instruments has provided ASI a license to use wafer fabrication-related TI trade secrets for non-Texas Instruments products. Texas Instruments has not granted ASI a license to Texas Instruments patents, copyrights, or maskworks. Moreover, Texas Instruments has no obligation to transfer any next-generation technology to ASI. Our company and ASI’s businesses could be harmed if ASI cannot obtain new technology on commercially reasonable terms or ASI’s relationship with Texas Instruments is disrupted for any reason.

      In order for the Manufacturing and Purchasing Agreement and the technology assistance agreements to continue until December 31, 2007, Amkor, ASI and Texas Instruments would have to enter into a new technology assistance agreement by December 31, 2002. However, the advanced wafer fabrication technology that would be licensed under this agreement would require ASI either to (i) invest in excess of $400 million to refurbish its existing manufacturing facility, requiring the shutdown of part or all of its existing facility during the period of refurbishment, or (ii) obtain access to a new or existing manufacturing facility owned by a third party that could support the advanced technology. A third option for ASI would be to build and equip a new manufacturing facility, but this option would require substantially greater capital investment by ASI than the other options. We cannot be certain that Amkor and ASI will be able to negotiate successfully a new technical assistance agreement with Texas Instruments. Moreover, we believe that it will be extremely difficult for ASI to finance, acquire and equip the necessary manufacturing facility to deploy the advanced wafer fabrication technology that would be transferred by Texas Instruments. In the event the Manufacturing and Purchasing Agreement and the technology assistance agreements with Texas Instruments were to be terminated, we cannot be certain what the nature of Amkor’s and ASI’s business relationship, if any, would be with Texas Instruments. If Texas Instruments were to significantly reduce or terminate its purchase of ASI’s wafer fabrication services, our wafer fabrication business would be seriously harmed.

      Under the existing technical assistance agreements between Texas Instruments and ASI, ASI has a license to use wafer fabrication-related trade secrets of Texas Instruments for non-Texas Instruments’ products. In the event that the Manufacturing and Purchase Agreement is terminated, this license will also terminate. At such time, it would be necessary for ASI to negotiate a new license agreement with Texas Instruments relating to its trade secrets, or ASI would not be able to continue its wafer fabrication operations as currently practiced. This would have the result of shutting down the wafer fabrications business of ASI and Amkor unless and until alternative technology arrangements could be made and implemented at ASI’s wafer manufacturing facility.

Dependence on Materials and Equipment Suppliers — Our Business May Suffer if the Cost or Supply of Materials or Equipment Changes Adversely.

      We obtain from various vendors the materials and equipment required for the packaging and test services performed by our factories. We source most of our materials, including critical materials such as leadframes and laminate substrates, from a limited group of suppliers. Furthermore, we purchase all of our materials on a purchase order basis and have no long-term contracts with any of our suppliers. Our business may be harmed if we cannot obtain materials and other supplies from our vendors: (1) in a timely manner, (2) in sufficient quantities, (3) in acceptable quality and (4) at competitive prices.

Rapid Technological Change — Our Business Will Suffer if We Cannot Keep Up With Technological Advances in Our Industry.

      The complexity and breadth of both semiconductor packaging and test services and wafer fabrication are rapidly changing. As a result, we expect that we will need to offer more advanced package designs and new wafer fabrication technology in order to respond to competitive industry conditions and customer requirements. Our success depends upon the ability of our company and ASI to develop and implement new manufacturing processes and package design technologies. The need to develop and maintain advanced packaging and wafer fabrication capabilities and equipment could require significant research and development and capital expenditures in future years. In addition, converting to new package designs or process methodologies could result in delays in producing new package types or advanced wafer designs that could adversely affect our ability to meet customer orders.

      Technological advances also typically lead to rapid and significant price erosion and may make our existing products less competitive or our existing inventories obsolete. If we cannot achieve advances in package design and wafer fabrication technology or obtain access to advanced package designs and wafer fabrication technology developed by others, our business could suffer.

Competition — We Compete Against Established Competitors in Both the Packaging and Test Business and the Wafer Fabrication Business.

      The subcontracted semiconductor packaging and test market is very competitive. This sector is comprised of 12 principal companies. We face substantial competition from established packaging and test service providers primarily located in Asia, including companies with significant manufacturing capacity, financial resources, research and development operations, marketing and other capabilities. These companies also have established relationships with many large semiconductor companies that are current or potential customers of our company. On a larger scale, we also compete with the internal semiconductor packaging and test capabilities of many of our customers.

      The subcontracted wafer fabrication business is also highly competitive. Our wafer fabrication services compete primarily with other subcontractors of semiconductor wafers, including those of Chartered Semiconductor Manufacturing, Inc., Taiwan Semiconductor Manufacturing Company, Ltd. and United Microelectronics Corporation. Each of these companies has significant manufacturing capacity, financial resources, research and development operations, marketing and other capabilities and has been operating for some time. Many of these companies have also established relationships with many large semiconductor companies that are current or potential customers of our company. If we cannot compete successfully in the future against existing or potential competitors, our operating results would suffer.

Environmental Regulations — Future Environmental Regulations Could Place Additional Burdens on Our Manufacturing Operations.

      The semiconductor packaging process uses chemicals and gases and generates byproducts that are subject to extensive governmental regulations. For example, at our foreign manufacturing facilities, we produce liquid waste when silicon wafers are diced into chips with the aid of diamond saws, then cooled with running water. Federal, state and local regulations in the United States, as well as environmental regulations internationally, impose various controls on the storage, handling, discharge and disposal of chemicals used in our manufacturing processes and on the factories we occupy.

      Increasingly, public attention has focused on the environmental impact of semiconductor manufacturing operations and the risk to neighbors of chemical releases from such operations. In the future, applicable land use and environmental regulations may: (1) impose upon us the need for additional capital equipment or other process requirements, (2) restrict our ability to expand our operations, (3) subject us to liability or (4) cause us to curtail our operations.

Protection of Intellectual Property — We May Become Involved in Intellectual Property Litigation.

      As of February 28, 2002, we held 121 U.S. patents, we had 257 pending patents and we were preparing an additional 20 patent applications for filing. In addition to the U.S. patents, we held 440 patents in foreign jurisdictions. We expect to continue to file patent applications when appropriate to protect our proprietary technologies, but we cannot assure you that we will receive patents from pending or future applications. In addition, any patents we obtain may be challenged, invalidated or circumvented and may not provide meaningful protection or other commercial advantage to us.

      We may need to enforce our patents or other intellectual property rights or to defend our company against claimed infringement of the rights of others through litigation, which could result in substantial cost and diversion of our resources. If we fail to obtain necessary licenses or if we face litigation relating to patent infringement or other intellectual property matters, our business could suffer.

      Although we are not currently a party to any material litigation, the semiconductor industry is characterized by frequent claims regarding patent and other intellectual property rights. If any third party makes a valid claim against us, we could be required to:

•	discontinue the use of certain processes;

•	cease the manufacture, use, import and sale of infringing products;

•	pay substantial damages;

•	develop non-infringing technologies; or

•	acquire licenses to the technology we had allegedly infringed.

Continued Control by Existing Stockholders — Mr. James Kim and Members of His Family Can Determine the Outcome of All Matters Requiring Stockholder Approval.

      As of February 28, 2002, Mr. James Kim and members of his family beneficially owned approximately 44.7% of our outstanding common stock. Mr. James Kim’s family, acting together, will substantially control all matters submitted for approval by our stockholders. These matters could include:

•	the election of all of the members of our Board of Directors;

•	proxy contests;

•	approvals of transactions between our company and ASI or other entities in which Mr. James Kim and members of his family have an interest, including transactions which may involve a conflict of interest;

•	mergers involving our company;

•	tender offers; and

•	open market purchase programs or other purchases of our common stock.

Stock Price Volatility

      The trading price of our common stock has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to factors such as:

•	actual or anticipated quarter-to-quarter variations in operating results;

•	announcements of technological innovations or new products and services by Amkor or our competitors;

•	general conditions in the semiconductor industry;

•	changes in earnings estimates or recommendations by analysts;

•	developments affecting ASI; and

•	or other events or factors, many of which are out of our control.

      In addition, the stock market in general, and the Nasdaq National Market and the markets for technology companies in particular, have experienced extreme price and volume fluctuations. This volatility has affected the market prices of securities of companies like ours for that have often been unrelated or disproportionate to the operating performance. These broad market fluctuations may adversely affect the market price of our common stock.

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Fiscal Year Ended December 31,

	1997	1998	1999	2000	2001

Ratio of earnings to fixed charges	2.5x	4.4x	2.6x	2.4x	-x	(1)

(1)	The ratio of earnings to fixed charges was less than 1:1 for the nine months ended December 31, 2001. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $430.0 million of earnings in the year ended December 31, 2001.

      We have calculated the ratio of earnings to fixed charges by dividing (1) the sum of (x) income before income taxes, equity in income (loss) of investees and minority interest plus (y) fixed charges by (2) fixed charges. Fixed charges consist of interest expense plus one-third of rental expense. We believe that one-third of rental expense is representative of the interest factor of rental payments under our operating leases.

USE OF PROCEEDS

      Unless otherwise indicated in the prospectus supplement, the net proceeds from the sale of securities offered by this prospectus will be used to repay debt, for acquisitions and for general corporate purposes. Pending such uses, we will invest the net proceeds in investment grade, interest-bearing securities.

DESCRIPTION OF THE DEBT SECURITIES

      The debt securities will either be our senior debt securities, our senior subordinated debt securities or our subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and State Street Bank and Trust Company, N.A., as trustee. Senior debt securities will be issued under a senior indenture, senior subordinated debt securities will be issued under a senior subordinated indenture and subordinated debt securities will be issued under a subordinated indenture. Together, the senior indenture, the senior subordinated indenture and the subordinated indenture are called indentures. The prospectus, together with its prospectus supplement, will describe the terms of a particular series of debt securities.

      The following is a summary of the most important provisions and definitions of the indentures. The summary of selected provisions of the indentures and the debt securities appearing below and in the prospectus supplement are not complete and we encourage you to read all the provisions of the applicable indenture and certificates evidencing the applicable debt securities. The prospectus supplement, and any supplemental indenture, may add, delete, update or change the terms of the debt securities as described in this prospectus. For additional information, you should look at the applicable indenture and certificate evidencing the applicable debt securities that have been or will be filed or incorporated by reference as exhibits to the registration statement, which includes this prospectus. In this description of the debt securities, the words “Amkor,” “we,” “us” or “our” refer only to Amkor Technology, Inc. and not to any of our subsidiaries, unless we otherwise expressly state or the context otherwise requires.

General

      Debt securities may be issued in separate series without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series. We are not limited as to the amount of debt securities we may issue under the indentures.

      The prospectus supplement will set forth, among other matters:

•	whether the debt securities are senior, senior subordinated or subordinated,

•	the offering price,

•	the title,

•	any limit on the aggregate principal amount,

•	the person who shall be entitled to receive interest, if other than the record holder on the record date,

•	the date the principal will be payable,

•	the interest rate, if any, the date interest will accrue, the interest payment dates and the regular record dates,

•	the place where payments shall be made,

•	any mandatory or optional redemption provisions,

•	if applicable, the method for determining how principal, premium, if any, or interest will be calculated by reference to an index or formula,

•	if other than U.S. currency, the currency or currency units in which principal, premium, if any, or interest will be payable and whether we or the holder may elect payment to be made in a different currency,

•	the portion of the principal amount that will be payable upon acceleration of stated maturity, if other than the entire principal amount,

•	if the principal amount payable at stated maturity will not be determinable as of any date prior to stated maturity, the amount which will be deemed to be the principal amount,

•	any defeasance provisions, if different from those described below under “Satisfaction and Discharge; Defeasance,”

•	any conversion or exchange provisions, if different from those described below under “Conversion,”

•	whether the debt securities will be issuable in the form of a global security,

•	any subordination provisions, if different from those described below under “Subordination,”

•	any deletions of, or changes or additions to, the events of default or covenants, and

•	any other specific terms of such debt securities.

      Unless otherwise specified in the prospectus supplement:

•	the debt securities will be registered debt securities, and

•	registered debt securities denominated in U.S. dollars will be issued in denominations of $1,000 or an integral multiple of $1,000.

      Debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at time of issuance is below market rates.

Exchange and Transfer

      Debt securities may be transferred or exchanged at the office of the security registrar or at the office of any transfer agent designated by us. We will not impose a service charge for any transfer or exchange, but we may require holders to pay any tax or other governmental charges associated with any transfer or exchange.

      In the event of any potential redemption in part of debt securities of any series, we will not be required to:

•	issue, register the transfer of, or exchange any debt security of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption and ending at the close of business on the day of the mailing, or

•	register the transfer of or exchange any debt security of that series selected for redemption, in whole or in part, except the unredeemed portion being redeemed in part.

      We have initially appointed the trustee as the security registrar. Any transfer agent, in addition to the security registrar, initially designated by us will be named in the prospectus supplement. We may designate additional transfer agents or change transfer agents or change the office of the transfer agent. However, we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

Global Securities

      The debt securities of any series may be represented, in whole or in part, by one or more global securities. Each global security will:

•	be registered in the name of a depositary that we will identify in a prospectus supplement,

•	be deposited with the depositary or nominee or custodian, and

•	bear any required legends.

      No global security may be exchanged in whole or in part for debt securities registered in the name of any person other than the depositary or any nominee unless:

•	the depositary has notified us that it is unwilling or unable to continue as depositary or has ceased to be qualified to act as depositary,

•	an event of default shall have occurred and be continuing, or

•	any other circumstances described in a prospectus supplement.

      As long as the depositary, or its nominee, is the registered owner of a global security, the depositary or nominee will be considered the sole owner and holder of the debt securities represented by the global security for all purposes under the indentures. Except in the above limited circumstances, owners of beneficial interests in a global security will not be:

•	entitled to have the debt securities registered in their names,

•	entitled to physical delivery of certificated debt securities, and

•	considered to be holders of those debt securities under the indenture.

      Payments on a global security will be made to the depositary or its nominee as the holder of the global security. Some jurisdictions have laws that require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

      Institutions that have accounts with the depositary or its nominee are referred to as “participants.” Ownership of beneficial interests in a global security will be limited to participants and to persons that may hold beneficial interests through participants. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants.

      Ownership of beneficial interests in a global security will be shown on and effected through records maintained by the depositary, with respect to participants’ interests, or any participant, with respect to interests of persons held by participants on their behalf.

      Payments, transfers and exchanges relating to beneficial interests in a global security will be subject to policies and procedures of the depositary. The depositary’s policies and procedures may change from time to time. Neither we nor the trustee will have any responsibility or liability for the depositary’s or any participant’s records with respect to beneficial interests in a global security.

Payment and Paying Agents

      The provisions of this paragraph will apply to the debt securities unless otherwise indicated in the prospectus supplement. Payment of interest on a debt security on any interest payment date will be made to the person in whose name the debt security is registered at the close of business on the regular record date. Payment on debt securities of a particular series will be payable at the office of a paying agent or paying agents designated by us. However, at our option, we may pay interest by mailing a check to the record holder. Except as otherwise disclosed in a prospectus supplement, the corporate trust office of the trustee will be designated as our sole paying agent.

      We may also name any other paying agents in the prospectus supplement. We may designate additional paying agents, change paying agents or change the office of any paying agent. However, we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

      All moneys paid by us to a paying agent for payment on any debt security which remain unclaimed for a period ending the earlier of:

•	10 business days prior to the date the money would be turned over to the state, or

•	at the end of two years after such payment was due

will be repaid to us. Thereafter, the holder may look only to us for such payment.

Consolidation, Merger and Sale of Assets

      We may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, unless:

•	the successor, if any, is a U.S. corporation, limited liability company, partnership, trust or other business entity,

•	the successor assumes our obligations on the debt securities and under the indentures,

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing, and

•	certain other conditions are met.

Conversion

      We may issue debt securities that are convertible into, or exchangeable for, shares of common stock, shares of preferred stock, depositary shares or other securities or property. If we issue debt securities that are convertible into shares of our common stock, the following provisions included in the indentures will apply.

      If debt securities not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, such debt securities must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted unless there exists at the time of conversion a default in the payment of interest on the debt securities. We are not required to issue fractional shares of common stock upon conversion of the debt securities and, in lieu thereof, will pay a cash adjustment based upon the market price of our common stock on the last trading day prior to the date of conversion.

      A holder delivering a debt security for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of common stock on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the common stock in a name other than the holder of the debt security.

      The price at which you will be able to convert your debt securities into common stock will be subject to adjustment (under formulae set forth in the indentures) in certain events, including:

(1) our issuance of common stock as a dividend or distribution on common stock,

(2) certain subdivisions and combinations of our common stock,

(3) our issuance to all or substantially all holders of our common stock of certain rights or warrants to purchase common stock at a price per share less than the current market price,

(4) the dividend or other distribution to all holders of our common stock of shares of our capital stock (other than common stock) or evidences of our indebtedness or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid exclusively in cash),

(5) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (6)) to all holders of common stock to the extent such distributions, combined together with (A) all such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of other consideration payable in respect of any tender offers by us or any of our subsidiaries for common stock referred to in clause (6) below concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 15% of our market capitalization on the record date for such distribution, and

(6) the purchase of common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the aggregate consideration, together with (A) any cash and the fair market value of any other consideration payable in any other tender offer expiring within 12 months preceding such tender offer in respect of which no adjustment has been made plus (B) the aggregate amount of any such all-cash distributions referred to in clause (5) above to all holders of common stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 15% of our market capitalization on the expiration date of such tender offer.

      In lieu of adjusting the conversion price pursuant to clauses (4) or (5) above, we may reserve shares, evidences of indebtedness, assets or cash for distribution to holders upon their conversion of debt securities.

      We many, from time to time and to the extent permitted by law, reduce the conversion price of the debt securities by any amount for any period of at least 20 days, in which case we shall give at least 15 days’ notice of such decrease, if our board of directors has made a determination that such decrease would be in our best interests, which determination shall be conclusive. We may, at our option, make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

Events of Default

      Each indenture defines an event of default with respect to any series of debt securities as one or more of the following events:

(1) failure to pay principal of or any premium on any debt security of that series when due,

(2) failure to pay any interest on any debt security of that series for 30 days when due,

(3) failure to deposit any sinking fund payment when due,

(4) failure to perform any other covenant in the indenture that continues for 60 days after being given the notice required in the indenture,

(5) our bankruptcy, insolvency or reorganization, and

(6) any other event of default specified in the indenture.

      An event of default of one series of debt securities is not necessarily an event of default for any other series of debt securities.

      If an event of default, other than an event of default described in clause (5) above, shall occur and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding securities of that series may declare the principal amount of the debt securities of that series to be due and payable immediately. If an event of default described in clause (5) above shall occur, the principal amount of all the debt securities of that series will automatically become immediately due and payable. Any payment by us on the senior subordinated debt securities and the subordinated debt securities following any acceleration will be subject to the subordination provisions described below under “Subordination — Senior Subordinated Debt Securities” and “— Subordinated Debt Securities.”

      After acceleration the holders of a majority in aggregate principal amount of the outstanding securities of that series may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, interest or premium, or other specified amount, have been cured or waived.

      Other than the duty to act with the required care during an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders offer to the trustee reasonable indemnity. Generally, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

      A holder will not have any right to institute any proceeding under the indentures, or for the appointment of a receiver or a trustee, or for any other remedy under the indentures, unless:

(1) the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of that series,

(2) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request and have offered reasonable indemnity to the trustee to institute the proceeding, and

(3) the trustee has failed to institute the proceeding within 60 days after the request, and

(4) the trustee has not received direction inconsistent with the original request from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series within 60 days after the original request.

      Holders may, however, sue to enforce the payment of principal, premium or interest on or after the due date without following the procedures listed in (1) through (4) above.

      We will furnish the trustee an annual statement by our officers as to whether or not we are in default in the performance of the indenture and, if so, specifying all known defaults.

Modification and Waiver

      We and the trustee may make modifications and amendments to the indentures, or enter into one or more supplemental indentures, with the consent of the holders of a majority in aggregate principal amount of the outstanding securities of each series affected by the modification or amendment. We may also make modifications and amendments to the indentures, or enter into one or more supplemental indentures, without their consent, for certain purposes including, but not limited to:

•	providing for a successor of our company to assume the covenants under the indenture,

•	adding covenants or events of default for the benefit of the holders,

•	making certain changes to facilitate the issuance of the securities,

•	curing any ambiguity or correcting or supplementing any defects or inconsistencies, provided that such modification or amendment shall not materially adversely affect the holders,

•	securing the securities,

•	providing for a successor trustee, and

•	permitting or facilitating the defeasance and discharge of the securities.

      However, neither we nor the trustee may make any modification or amendment without the consent of the holder of each outstanding security of that series affected by the modification or amendment if such modification or amendment would:

•	change the stated maturity of any debt security,

•	reduce the principal, premium, if any, or interest on any debt security,

•	reduce the principal of an original issue discount security or any other debt security payable on acceleration of maturity,

•	change the place of payment or the currency in which any debt security is payable,

•	impair the right to sue for any payment after the stated maturity or redemption date,

•	if senior subordinated debt securities or subordinated debt securities, modify the subordination provisions in a materially adverse manner to the holders of such senior subordinated debt securities,

•	adversely affect the right to convert any debt security, or

•	change the provisions in the indenture that relate to modifying or amending the indenture.

Satisfaction and Discharge; Defeasance

      We may be discharged from our obligations, subject to limited exceptions, on the debt securities of any series that have matured or will mature or are redeemed within one year if we deposit with the trustee enough cash to pay all the principal, interest and any premium due to the stated maturity date or redemption date of the debt securities. If we are discharged from our obligations on any series of senior subordinated debt securities or subordinated debt securities as described in this paragraph, the subordination provisions of the related indenture will no longer be applicable with respect to that series of debt securities.

Each indenture contains a provision that permits us to elect:

•	to be discharged from all of our obligations, subject to limited exceptions, with respect to any series of debt securities then outstanding; and/or

•	to be released from our obligations with respect to any series of debt securities then outstanding under the following covenants and from the consequences of an event of default resulting from a breach of these covenants:

•	covenants as to payment of taxes and maintenance of properties,

•	any covenants provided in a prospectus supplement for the benefits of the holders of such debt securities, and

•	any covenants provided in a prospectus supplement that establish the form or terms of such debt securities.

      To make either of the above elections with respect to a series of debt securities, we must deposit in trust with the trustee enough money to pay in full the principal, interest and premium on the debt securities of that series. This amount may be made in cash and/or U.S. government obligations. As a condition to either of the above elections, we must deliver to the trustee an opinion of counsel that the holders of the debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of the action. If we satisfy the conditions applicable to either of the above elections with respect to any series of senior subordinated debt securities or subordinated debt securities, the subordination provisions applicable to the debt securities of that series will no long be applicable.

      If we effect covenant defeasance with respect to any series of debt securities and those debt securities are declared due an payable because of the occurrence of an event of default (other than an event of default resulting from a breach of the covenants from which we have been released as a result of that covenant defeasance), the amount of moneys and/or U.S. government obligations deposited to effect that release may not be sufficient to pay amounts due on the debt securities of that series at the time of any acceleration resulting from that event of default. However, we would remain liable to make payment of those amounts at the time of acceleration.

Notices

      Notices to holders will be given by mail to the addresses of the holders in the security register.

Governing Law

      The indentures and the debt securities will be governed by, and construed under, the law of the State of New York, without regard to conflicts of laws principles.

Regarding the Trustee

      The indentures limit the right of the trustee, if it becomes our creditor, to obtain payment of claims or secure its claims.

      The trustee is permitted to engage in certain other transactions. If the trustee acquires any conflicting interest, however, the trustee must eliminate the conflict or resign.

No Protection in the Event of a Change of Control

      Unless otherwise indicated in a prospectus supplement with respect to a particular series of debt securities, the debt securities will not contain any provisions which may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control).

Covenants

      Unless otherwise indicated in a prospectus supplement, the debt securities will not contain any restrictive covenants, including covenants restricting either us or any of our subsidiaries from incurring, issuing, assuming or guarantying any indebtedness secured by a lien on any of our or our subsidiaries’ property or capital stock, or restricting either us or any of our subsidiaries from entering into sale and leaseback transactions.

Subordination

     Senior Debt Securities

      The senior debt securities will be unsecured and will rank equally in right of payment with all of our other unsecured and non-subordinated senior debt.

     Senior Subordinated Debt Securities

      The senior subordinated debt securities are subordinated in right of payment, to the extent provided in the senior subordinated indenture, to the prior payment in full in cash or other payment satisfactory to holders of senior debt of all senior debt, including our 9 1/4% Senior Notes Due March 2006, our 9 1/4% Senior Notes Due February 2008 and any other senior debt securities specified in the prospectus supplement. The senior subordinated debt securities will rank equally in right of payment with our 10 1/2% Senior Subordinated Notes due May 2009. The senior subordinated debt securities will rank senior in right of payment to our 5 3/4% Convertible Subordinated Notes Due June 2006, our 5% Convertible Subordinated Notes Due March 2007 and any other subordinated indebtedness. In the event of any dissolution, winding up, liquidation or reorganization of us, the holders of the specified senior debt shall be entitled to receive payment in full before holders of senior subordinated debt securities shall be entitled to receive any payment or distribution on any senior subordinated debt securities.

      In the event of insolvency, upon any distribution of our assets, holders of senior subordinated debt securities are required to pay over their share of such distribution to the trustee in bankruptcy, receiver or other person distributing the assets of the Company to pay all senior debt remaining to the extent necessary to pay all holders of senior indebtedness in full.

      If the maturity of the senior subordinated debt securities is accelerated following an event of default under the senior subordinated debt securities, we will not make any payment on the senior subordinated debt securities until the senior debt is paid in full. We or the trustee for the senior subordinated debt securities will notify the holders of senior debt of any acceleration of the maturity of the senior subordinated debt securities.

      The subordination provisions will prevent us from making any payments on the senior subordinated securities if:

•	we fail to pay any payment on any senior debt beyond the applicable grace period; or

•	any other default occurs and is continuing under any designated senior debt that permits holders of the designated senior debt to accelerate the maturity of any designated senior debt and any holders of designated senior debt send the trustee and us a notice of such default, which is referred to as a “payment blockage notice.”

      We may resume making payments on the senior subordinated debt securities once the default on the senior debt is cured or waived or otherwise ceases to exist. We may also resume making payment on the senior subordinated debt securities following a non-payment default, regardless of whether it has been waived or cured, 179 days after the date on which the applicable payment blockage notice is received. No new payment blockage period may start pursuant to a payment blockage notice unless 365 days have elapsed since our receipt of the prior payment blockage notice.

      No non-payment default that existed on any senior debt on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice.

      In the event that any holder of senior subordinated debt securities, or the trustee acting on their behalf, receives a payment or distribution of assets in contravention of any terms of the senior subordinated indenture, then the payment or distribution is to be held by the recipient in trust for the benefit of holders of senior debt.

     Definitions Relating to Senior Subordinated Debt Securities

      “indebtedness” means:

•	our indebtedness for borrowed money,

•	our obligations evidenced by a note, debenture, bond or other written instrument,

•	our obligations as lessee under leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet,

•	our obligations under any lease or related document, including a purchase agreement, in connection with the lease of real property which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and as a result guarantee a minimum residual value of the leased property to the lessor and our obligations under such lease or related document to purchase or to cause a third party to purchase such leased property,

•	our obligations in connection with letters of credit, bank guarantees or bankers’ acceptances, including reimbursement obligations,

•	debt of others secured by a lien, mortgage or security interest on our property,

•	our obligations in connection with the deferred purchase price of any property or assets,

•	our obligations under any interest rate or currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements,

•	our obligations under direct or indirect guaranties in respect of, and obligations to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, obligations of others of the kinds referred to above, and

•	our obligations under any deferrals, renewals, extensions, refinancings or refundings of any of the above obligations

      “designated senior debt” means (i) any senior debt outstanding under our credit agreement, our 9 1/4% Senior Notes due March 2006 and our 9 1/4% Senior Notes due February 2008, and (ii) any senior debt if the instrument evidencing the senior debt or other agreements to which we are a party, expressly provides that the senior debt is to be “designated senior debt” for purposes of the senior subordinated indenture and any supplemental indenture relating to the senior subordinated securities.

      “senior debt” means the principal of, premium, if any, and interest on, including bankruptcy interest and fees, and rent payable on all our indebtedness, whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all renewals or extensions. The term “senior debt” does not, however, include:

•	indebtedness evidenced by the senior subordinated debt securities,

•	indebtedness evidenced by the subordinated debt securities,

•	liabilities for taxes,

•	indebtedness between or among us and any of our subsidiaries, except if it is pledged as security for any senior debt,

•	our accounts payable to trade creditors arising in the ordinary course of business,

•	our 10 1/2% Senior Subordinated Notes due May 2009,

•	our 5 3/4% Convertible Subordinated Notes due June 2006,

•	our 5% Convertible Notes due March 2007, and

•	any indebtedness if the instrument evidencing the indebtedness indicates that it is to be equal to or junior to the subordinated securities.

      However, senior debt shall not include any indebtedness or obligation that provides that such indebtedness or obligation is not superior in right of payment to the senior subordinated debt securities.

      The senior subordinated debt securities are effectively subordinated to all existing and future liabilities of our subsidiaries. Any right we have to participate in any distribution of the assets of any of our subsidiaries upon their liquidation, reorganization or insolvency, and the consequent right of holders of subordinated debt securities to participate in those assets, will be subject to the claims of the creditors of such subsidiary. In addition, any claim we may have as a creditor would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

     Subordinated Debt Securities

      The subordinated debt securities are subordinated in right of payment, to the extent provided in the subordinated indenture, to the prior payment in full in cash or other payment satisfactory to holders of senior debt of all senior debt, including our 9 1/4% Senior Notes Due March 2006, our 9 1/4% Senior Notes Due February 2008, our 10 1/2% Senior Subordinated Notes Due May 2009 and any other senior debt securities or senior subordinated debt securities. The subordinated debt securities will rank equally in right of payment with our 5 3/4% Convertible Subordinated Notes Due June 2006, our 5% Convertible Subordinated Notes Due March 2007 and any other subordinated indebtedness issued by us from time to time. In the event of any dissolution, winding up, liquidation or reorganization of us, the holders of senior debt shall be entitled to receive payment in full before holders of subordinated debt securities shall be entitled to receive any payment or distribution on any subordinated debt securities.

      In the event of insolvency, upon any distribution of our assets, holders of subordinated debt securities are required to pay over their share of such distribution to the trustee in bankruptcy, receiver or other person distributing the assets of the Company to pay all senior debt remaining to the extent necessary to pay all holders of senior indebtedness in full.

      If the maturity of the subordinated debt securities is accelerated following an event of default under the subordinated debt securities, we will not make any payment on the subordinated debt securities until the senior debt is paid in full. We or the trustee for the subordinated securities will notify the holders of senior debt of any acceleration of the maturity of the subordinated debt securities.

      The subordination provisions will prevent us from making any payments on the subordinated securities if:

•	we fail to pay any payment on any senior debt beyond the applicable grace period; or

•	any other default occurs and is continuing under any designated senior debt that permits holders of the designated senior debt to accelerate the maturity of any designated senior debt and any holders of designated senior debt send the trustee and us a notice of such default, which is referred to as a “payment blockage notice.”

      We may resume making payments on the subordinated debt securities once the default on the senior debt is cured or waived or otherwise ceases to exist. We may also resume making payment on the subordinated debt securities following a non-payment default, regardless of whether it has been waived or cured, 179 days after the date on which the applicable payment blockage notice is received. No new payment blockage period may start pursuant to a payment blockage notice unless 365 days have elapsed since our receipt of the prior payment blockage notice.

      No non-payment default that existed on any senior debt on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice.

      In the event that any holder of subordinated debt securities, or the trustee acting on their behalf, receives a payment or distribution of assets in contravention of any terms of the subordinated indenture, then the payment or distribution is to be held by the recipient in trust for the benefit of holders of senior debt.

     Definitions Relating to Subordinated Debt Securities

      “indebtedness” means:

•	our indebtedness for borrowed money,

•	our obligations evidenced by a note, debenture, bond or other written instrument,

•	our obligations as lessee under leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet,

•	our obligations under any lease or related document, including a purchase agreement, in connection with the lease of real property which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and as a result guarantee a minimum residual value of the leased property to the lessor and our obligations under such lease or related document to purchase or to cause a third party to purchase such leased property,

•	our obligations in connection with letters of credit, bank guarantees or bankers’ acceptances, including reimbursement obligations,

•	debt of others secured by a lien, mortgage or security interest on our property,

•	our obligations in connection with the deferred purchase price of any property or assets,

•	our obligations under any interest rate or currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements,

•	our obligations under direct or indirect guaranties in respect of, and obligations to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, obligations of others of the kinds referred to above, and

•	our obligations under any deferrals, renewals, extensions, refinancings or refundings of any of the above obligations

      “designated senior debt” means (i) any senior debt outstanding under our credit agreement, our 9 1/4% Senior Notes due March 2006, our 9 1/4% Senior Notes due February 2008 and our 10 1/2% Senior Subordinated Notes due May 2009, and (ii) any senior debt if the instrument evidencing the senior debt or other agreements to which we are a party, expressly provides that the senior debt is to be “designated senior debt” for purposes of the subordinated indenture and any supplemental indenture relating to the subordinated securities.

      “senior debt” means the principal of, premium, if any, and interest on, including bankruptcy interest and fees, and rent payable on all our indebtedness, whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all renewals or extensions. The term “senior debt” does not, however, include:

•	indebtedness evidenced by the subordinated debt securities,

•	liabilities for taxes,

•	indebtedness between or among us and any of our subsidiaries, except if it is pledged as security for any senior debt,

•	our accounts payable to trade creditors arising in the ordinary course of business,

•	our 5 3/4% Convertible Subordinated Notes due June 2006,

•	our 5% Convertible Subordinated Notes due March 2007, and

•	any indebtedness if the instrument evidencing the indebtedness indicates that it is to be equal to or junior to the subordinated securities.

      However, senior debt shall not include any indebtedness or obligation that provides that such indebtedness or obligation is not superior in right of payment to the subordinated debt securities.

      The subordinated debt securities are effectively subordinated to all existing and future liabilities of our subsidiaries. Any right we have to participate in any distribution of the assets of any of our subsidiaries upon their liquidation, reorganization or insolvency, and the consequent right of holders of subordinated debt securities to participate in those assets, will be subject to the claims of the creditors of such subsidiary. In addition, any claim we may have as a creditor would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

DESCRIPTION OF CAPITAL STOCK

General

      We are authorized to issue up to 500,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value. As of January 1, 2002, there were an aggregate of 161,782,287 shares of common stock outstanding. In addition, as of January 1, 2002, an aggregate of 12,356,366 shares of common stock were issuable upon exercise of outstanding options, and an additional 5,415,000 shares of common stock were reserved for issuance pursuant to future option grants, under the Company’s 1998 Stock Plan, 1998 Stock Option Plan for French Employees, and 1998 Director Option Plan. An aggregate of 1,500,000 shares of common stock were reserved for issuance pursuant to sales under the Company’s 1998 Employee Stock Purchase Plan and 401(k) Plan. 3,900,000 shares of common stock were reserved for issuance upon conversion of outstanding warrants and 11,655,414 shares of common stock were reserved for issuance upon conversion of our convertible notes.

      The following description of our capital stock does not purport to be complete and we encourage you to read our Certificate of Incorporation and Bylaws, which have been publicly filed with the SEC, and the provisions of applicable Delaware law.

Description of Common Stock

      Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock do not have cumulative voting rights, and, therefore, holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors. See “Risk Factors — Continued Control by Existing Stockholders.” Holders of the common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefore, subject to the terms of any existing or future agreements with our debtholders. We have never declared or paid cash dividends on our capital stock. We expect to retain future earnings, if any, for use in the operation and expansion of our business, and do not anticipate paying any cash dividends in the foreseeable future. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Description of Preferred Stock

      Our Board of Directors is authorized to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by our stockholders. No shares of preferred stock are currently designated or issued.

DESCRIPTION OF THE DEPOSITARY SHARES

      At our option, we may elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we do, we will issue to the public receipts for depositary shares and each of these depositary shares will represent a fraction (to be set forth in the prospectus supplement) of a share of a particular series of preferred stock. Each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in shares of preferred stock underlying that depositary share, to all rights and preferences of the preferred stock underlying that depositary share. Those rights include, to the extent applicable, dividend, voting, redemption and liquidation rights.

      The shares of preferred stock underlying the depositary shares will be deposited with a bank or trust company selected by us to act as depositary, under a deposit agreement between us, the depositary and the holders of the depositary receipts. The depositary will be the transfer agent, registrar and dividend disbursing agent for the depositary shares.

      Depositary receipts issued pursuant to the depositary agreement will evidence the depositary shares. Holders of depositary receipts agree to be bound by the deposit agreement, which requires holders to take certain actions such as filing proof of residence and paying certain charges.

      The summary of terms of the depositary shares contained in this prospectus is not complete. For the complete terms of the depositary shares, you should refer to the prospectus supplement for that series of depositary shares and the forms of the deposit agreement, our certificate of incorporation and the certificate of amendment for the applicable series of preferred stock that are, or will be, filed with the Securities and Exchange Commission with respect to that series. The provisions set forth below with respect to depositary shares may be modified in the applicable prospectus supplement with respect to such series of depositary shares.

Dividends

      The depositary will distribute all cash dividends or other cash distributions received in respect of the series of preferred stock underlying the depositary shares to the record holders of depositary receipts in proportion to the number of depositary shares owned by those holders on the relevant record date, which will be the same date as the record date for the preferred stock.

      In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary, with our approval, may adopt another method for the distribution, including selling the property and distributing the net proceeds to the holders, as set forth in the prospectus supplement.

Liquidation Preference

      Unless otherwise set forth in the prospectus supplement, in the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of each depositary share will be entitled to receive the fraction of the liquidation preference, if any, accorded each share of the applicable series of preferred stock, as set forth in the applicable prospectus supplement.

Redemption

      If a series of preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of preferred stock held by the depositary. Whenever we redeem any preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the preferred stock so redeemed. The depositary will mail the notice of redemption to the record holders of the depositary receipts promptly upon receiving the notice from us and, unless otherwise provided in the applicable prospectus supplement, no fewer than 35 or more than 60 days prior to the date fixed for redemption of the preferred stock and the depositary shares.

Voting

      Upon receipt of notice of any meeting at which the holders of preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary receipts underlying the preferred stock. Each record holder of those depositary receipts on the record date will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock underlying that holder’s depositary shares. The record date for the depositary will be the same date as the record date for the preferred stock. The depositary will try, as far as practicable, to vote the preferred stock underlying the depositary shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will not vote the preferred stock to the extent that it does not receive specific instructions from the holders of depositary receipts.

Withdrawal of Preferred Stock

      Owners of depositary shares are entitled, upon surrender of depositary receipts at the principal office of the depositary and payment of any unpaid amount due to the depositary, to receive the number of whole shares of preferred stock underlying the depositary shares. Partial shares of preferred stock will not be issued. Holders of preferred stock will not be entitled to deposit the shares under the deposit agreement or to receive depositary receipts evidencing depositary shares for the preferred stock.

Amendment and Termination of Deposit Agreement

      The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended at any time and from time to time by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares, other than fee changes, will not be effective unless the amendment has been approved by at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by the depositary or us only if:

•	all outstanding depositary shares have been redeemed, or

•	there has been a final distribution in respect of the preferred stock in connection with our dissolution and such distribution has been made to all the holders of depositary shares.

Charges Of Depositary

      We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the preferred stock and the initial issuance of the depositary shares, any redemption of the preferred stock and all withdrawals of preferred stock by owners of depositary shares. Holders of depositary receipts will pay transfer, income and other taxes and governmental charges and other specified charges as provided in the deposit agreement to be for their accounts. The depositary may refuse to transfer depositary shares, withhold dividends and distributions and sell the depositary shares evidenced by the depositary receipt if the charges are not paid.

Miscellaneous

      The depositary will forward to the holders of depositary receipts all reports and communications we deliver to the depositary that we are required to furnish to the holders of the preferred stock. In addition, the depositary will make available for inspection by holders of depositary receipts at the principal office of the depositary, and at such other places as it may from time to time deem advisable, any reports and communications we deliver to the depositary as the holder of preferred stock.

      Neither the depositary nor we will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performance in good faith of our respective duties under the deposit agreement. Neither the depositary nor we will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely on written advice of counsel or accountants, on information provided by holders of depositary receipts or other persons believed in good faith to be competent to give such information and on documents believed to be genuine and to have been signed or presented by the proper party or parties.

Resignation and Removal of Depositary

      The depositary may resign at any time by delivering a notice to us of its election to do so. We may remove the depositary at any time. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. The successor depositary must be appointed within 60 days after delivery of the notice for resignation or removal and must be a bank or trust company having its principal office in the United States of America and having a combined capital and surplus of at least $150,000,000.

Federal Income Tax Consequences

      Owners of the depositary shares will be treated for United States federal income tax purposes as if they were owners of the preferred stock underlying the depositary shares. As a result, owners will be entitled to take into account for United States federal income tax purposes income and deductions to which they would be entitled if they were holders of such preferred stock. No gain or loss will be recognized for United States federal income tax purposes upon the withdrawal of preferred stock in exchange for depositary shares. The tax basis of each share of preferred stock to an exchanging owner of depositary shares will be, upon such exchange, the same as the aggregate tax basis of the depositary shares exchanged. The holding period for preferred stock in the hands of an exchanging owner of depositary shares will include the period during which such person owned such depositary shares.

DESCRIPTION OF THE WARRANTS

General

      We may issue warrants for the purchase of debt securities, preferred stock or common stock. Warrants may be issued independently or together with debt securities, preferred stock or common stock and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

      This summary of certain provisions of the warrants is not complete. For the complete terms of the warrant agreement, you should refer to the prospectus supplement for that series of warrants and the warrant agreement for that particular series.

Debt Warrants

      The prospectus supplement relating to a particular issue of warrants to purchase debt securities will describe the terms of the debt warrants, including the following:

•	the title of the debt warrants,

•	the offering price for the debt warrants, if any,

•	the aggregate number of the debt warrants,

•	the designation and terms of the debt securities purchasable upon exercise of the debt warrants,

•	if applicable, the designation and terms of the debt securities that the debt warrants are issued with and the number of debt warrants issued with each debt security,

•	if applicable, the date from and after which the debt warrants and any debt securities issued with them will be separately transferable,

•	the principal amount of debt securities that may be purchased upon exercise of a debt warrant and the price at which the debt securities may be purchased upon exercise, which may be payable in cash, securities or other property,

•	the dates on which the right to exercise the debt warrants will commence and expire,

•	if applicable, the minimum or maximum amount of the debt warrants that may be exercised at any one time,

•	whether the debt warrants represented by the debt warrant certificates or debt securities that may be issued upon exercise of the debt warrants will be issued in registered or bearer form,

•	information with respect to book-entry procedures, if any,

•	the currency or currency units in which the offering price, if any, and the exercise price are payable,

•	if applicable, a discussion of material United States federal income tax considerations,

•	the antidilution provisions of the debt warrants, if any,

•	the redemption or call provisions, if any, applicable to the debt warrants, and

•	any additional terms of the debt warrants, including terms, procedures, and limitations relating to the exchange and exercise of the debt warrants.

Stock Warrants

      The prospectus supplement relating to a particular issue of warrants to issue our common stock or preferred stock will describe the terms of the warrants, including the following:

•	the title of the warrants,

•	the offering price for the warrants, if any,

•	the aggregate number of the warrants,

•	the designation and terms of the common stock or preferred stock that may be purchased upon exercise of the warrants,

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each security,

•	if applicable, the date from and after which the warrants and any securities issued with the warrants will be separately transferable,

•	the number of shares of common stock or preferred stock that may be purchased upon exercise of a warrant and the price at which such shares may be purchased upon exercise,

•	the dates on which the right to exercise the warrants shall commence and expire,

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time,

•	the currency or currency units in which the offering price, if any, and the exercise price are payable,

•	if applicable, a discussion of material United States federal income tax considerations,

•	the antidilution provisions of the warrants, if any,

•	the redemption or call provisions, if any, applicable to the warrants, and

•	any additional terms of the warrants, including terms, procedures, and limitations relating to the exchange and exercise of the warrants.

DESCRIPTION OF THE SUBSCRIPTION RIGHTS

General

      We may issue subscription rights to purchase common stock, preferred stock, depositary shares or warrants to purchase preferred stock or common stock. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the purchaser receiving the subscription rights. In connection with any subscription rights offering to our stockholders, we may enter into a standby underwriting arrangement with one or more underwriters pursuant to which such underwriter will purchase any offered securities remaining unsubscribed for after such subscription rights offering. In connection with a subscription rights offering to our stockholders, certificates evidencing the subscription rights and a prospectus supplement will be distributed to our stockholders on the record date set by us for receiving subscription rights in such subscription rights offering.

      The applicable prospectus supplement will describe the following terms of subscription rights in respect of which this prospectus is being delivered:

•	the title of such subscription rights,

•	the securities for which such subscription rights are exercisable,

•	the exercise price for such subscription rights,

•	the number of such subscription rights issued to each stockholder,

•	the extent to which such subscription rights are transferable,

•	if applicable, a discussion of the material United States federal income tax considerations applicable to the issuance or exercise of such subscription rights,

•	the date on which the right to exercise such subscription rights shall commence, and the date on which such right shall expire,

•	the extent to which such subscription rights includes an over-subscription privilege with respect to unsubscribed securities,

•	the extent to which such subscription rights have a step-up privilege with respect to fractional shares,

•	if applicable, the material terms of any standby underwriting arrangement entered into by us in connection with the subscription rights offering, and

•	any other terms of such subscription rights, including terms, procedures and limitations relating to the exchange and exercise of such subscription rights.

Exercise of Subscription Rights

      Each subscription right will entitle the holder of subscription rights to purchase for cash such principal amount of shares of preferred stock, depository shares, common stock, warrants or any combination thereof, at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby. Subscription rights may be exercised at any time up to the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights will become void.

      Subscription rights may be exercised as set forth in the prospectus supplement relating to the subscription rights offered thereby. Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the shares of preferred stock or common stock, depository shares or warrants purchasable upon such exercise. In the event that not all of the subscription rights issued in any offering are exercised, we may determine to offer any unsubscribed offered securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting arrangements, as set forth in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

      We may sell the securities separately or together:

•	through one or more underwriters or dealers in a public offering and sale by them,

•	directly to investors, or

•	through agents.

      We may distribute the securities:

•	from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time;

•	at market prices prevailing at the times of sale,

•	at prices related to such prevailing market prices, or

•	at negotiated prices.

      We will describe the method of distribution of the securities in the prospectus supplement.

      We may determine the price or other terms of the securities offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the underwriters’ obligations in the related supplement to this prospectus.

      Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers, as their agents in connection with the sale of securities. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act of 1933, as amended. As a result, discounts, commissions, or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. The prospectus supplement will identify any such underwriter, dealer or agent and describe any compensation received by them from us, provided, however, that if we make an at the market offering of equity securities under Rule 415(a)(4) of the Securities Act, we will file a post-effective amendment to identify the underwriters of such transaction. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

      We may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover over-allotments, if any, in connection with the distribution.

      All securities will be new issues of securities with no established trading market, except in the case of our common stock. Underwriters involved in the public offering and sale of securities may make a market in the securities. However, they are not obligated to make a market and may discontinue market-making activity at any time. No assurance can be given as to the liquidity of the trading market for any securities.

      Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

LEGAL MATTERS

      Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, will pass upon the validity of the issuance of the securities offered by this prospectus for us.

EXPERTS

      The audited consolidated financial statements of Amkor Technology, Inc. and its subsidiaries for the year ended December 31, 1999, included in our Annual Report on Form 10-K, for the year ended December 31, 2001 incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants. In their report, that firm states that with respect to the investment in ASI and with respect to Amkor Technology Korea, Inc. (“ATK”), one of our wholly-owned subsidiaries, its opinion is based on the report of Samil Accounting Corporation.

      On September 11, 2000, we dismissed Arthur Andersen LLP as our independent public accountants. We engaged PricewaterhouseCoopers LLP as our new independent public accountants as of September 18, 2000.

      The consolidated financial statements of Amkor Technology, Inc. and its subsidiaries as of and for the years ended December 31, 2001 and 2000, included in our Annual Report on Form 10-K incorporated by reference in this prospectus, except as they relate to Amkor Technology Philippines (P1/P2), Inc. and Amkor Technology Philippines (P3/P4), Inc. (both wholly-owned subsidiaries of ours), have been audited by PricewaterhouseCoopers LLP, independent accountants, and insofar as they relate to Amkor Technology Philippines (P1/P2), Inc. and Amkor Technology Philippines (P3/P4), Inc., by SyCip Gorres Velayo & Co., as stated in their report which is included in our Annual Report on Form 10-K, incorporated by reference in this prospectus.

7,000,000 Shares

Amkor Technology, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

November 5, 2003

Citigroup

Deutsche Bank Securities

JPMorgan

Bear, Stearns & Co. Inc.